United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 333-159793-01

Telesat HOLDINGS INC.

(Exact name of registrant as specified in its charter)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Discussions to Re-Price and Amend the Existing Credit Agreement

On April 2, 2013, Telesat Holdings Inc. (“Telesat”) announced the execution of its previously announced amendment (the “Amendment”) to its existing credit agreement, dated March 28, 2012 (the “Credit Agreement”), among its wholly-owned subsidiaries, Telesat Canada and Telesat LLC, as borrowers (the “Borrowers”), JP Morgan Chase Bank, N.A., as administrative agent, and the other financial institutions party thereto.

The Amendment effectively re-prices the Borrowers’ Term Loan B facility under the Credit Agreement, converts a portion of the Term Loan B facility from Canadian Dollars to U.S. Dollars, allows the Borrowers to incur additional debt under the Credit Agreement or otherwise if the first lien leverage ratio is less than or equal to 4.25:1.00 (which represents a change from the 4:00:1.00 senior secured leverage ratio in the Credit Agreement) and makes certain other changes.

The Borrowers have received the lender consents required under the Credit Agreement in connection with the execution of the Amendment. Giving effect to the Amendment, the Borrowers have approximately US$1,746 million and approximately CND$140 million outstanding under the Term Loan B facilities.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, attached as Exhibit 4.1 to this report of foreign private issuer on Form 6-K and incorporated herein by reference. Telesat’s press release, dated April 2, 2013, announcing the execution of the Amendment, is attached as Exhibit 99.1 hereto.

Exhibits

Exhibit No.	Description
4.1	Amendment, dated April 2, 2013, to the Credit Agreement, dated March 28, 2012, among Telesat Canada and Telesat LLC, as borrowers, JP Morgan Chase Bank, N.A., as administrative agent, and the other financial institutions party thereto.

99.1	Press release, dated April 2, 2013, announcing the execution of the Amendment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT HOLDINGS INC.
(Registrant)

April 2, 2013	By:	/s/ Christopher S. DiFrancesco
Name: Christopher S. DiFrancesco
Title: Vice President, General Counsel and Secretary